Filed by Bird Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Switchback II Corporation

Commission File No.: 001-39863

Date: October 18, 2021

THE WALL STREET JOURNAL

By

Eliot Brown

Oct. 16, 2021 12:00 am ET

Archer Aviation Inc. is years from producing its only planned product, a four-passenger electric air taxi that the main U.S. regulator hasn’t yet certified. It hasn’t generated any revenue.

Still, the co-founders of this three-year-old company got a huge payday last month, a $99 million special stock award that stands to quadruple if Archer hits other milestones—thanks to a compensation package they negotiated before it listed publicly on Sept. 17.

For years, Silicon Valley was known as a place where leaders often bucked American corporate customs when it came to pay. Rather than receiving large stock grants and salaries, company founders like Facebook Inc.’s Mark Zuckerberg and Amazon. com Inc.’s Jeff Bezos took little or nothing. Instead, they benefited from the rising value of stock they got by starting their companies.

That philosophy has given way to a new trend: pay packages consisting of giant special stock awards. These make startup founders better compensated than CEOs who have taken the reins at some of the most valuable, established and profitable American corporations.

Alex Karp, co-founder and chief executive of Palantir Technologies Inc., which creates software that analyzes data for businesses and governments, last year received a compensation package valued at $1.1 billion—nearly three times Apple Inc. CEO Tim Cook’s $378 million pay package when he took over as CEO from co-founder Steve Jobs in 2011. Both were largely special stock awards designed to provide benefits to the CEOs over a 10-year period.

The two co-founders of digital healthcare company GoodRx Holdings Inc. each received a multiyear special stock award the company valued at $267 million before the company’s September 2020 listing—nearly equal to Alphabet Inc. CEO Sundar Pichai’s $281 million multiyear pay package in 2019 when he took over as CEO from Google co-founder Larry Page.

Seven of the 10 most valuable compensation packages for U.S. public companies in 2020 were to CEOs of startups that listed publicly that year, according to public-company data-and-analysis firm MyLogIQ LLC. Five of those startups paid their CEOs more than any company in the S&P 500, an index that includes the largest corporations in the country.

Before stock-trading app Robinhood Markets Inc. listed this summer, the eight-year-old firm’s co-founders received special stock awards the company valued at $806 million, atop a 2019 award recently valued at more than $600 million, according to company filings. Scooter-rental startup Bird Global Inc. awarded founder and CEO Travis VanderZanden a new compensation package giving him as much as an extra 7.5% of the company, which plans to list in coming weeks.

Amazon founder Jeff Bezos in 2019.

PHOTO: SAUL LOEB/AGENCE FRANCE-PRESSE/GETTY IMAGES

These awards are in addition to the shares the CEOs already have from founding their companies—a contrast with the approach of Facebook and Amazon. Mr. Bezos, for instance, owned about 41% of Amazon at IPO, and didn’t receive any additional stock grants at the time—or since.

A Bird spokeswoman said three-fourths of Mr. VanderZanden’s award was tied to performance targets. A GoodRx spokeswoman said its co-founders’ package was “designed to provide value to co-CEOs in connection with the success of GoodRx’s business and growth of its stock price.”

Other CEOs or spokespeople for recently listed companies included in this article either didn’t comment on the record or didn’t respond to inquiries.

The mega-grants’ backers say they help motivate executives to sustain rapid growth. A key feature of many of the pay packages is that, unlike more traditional CEO stock compensation, some or all of the awards are tied to growth targets. That means those founders ultimately get that portion of additional stock only if the company grows in value—in some cases substantially—and thus benefits all shareholders, proponents say.

Palantir said in a securities filing that it created its pre-listing awards for executives “to incentivize and retain them through the public listing process, the critical early days as a public company, and into the years ahead.” Robinhood in a securities filing said its awards were subject to the company’s hitting “challenging share price goals,” including that Robinhood’s share price more than tripled from its IPO within eight years.

The CEO-compensation awards are almost entirely in company stock, stock options or similar instruments, as is typical for U.S. public companies. They generally are meant to be the bulk of a CEO’s pay for multiple years following the award, given that many of the awards vest—or become fully the executives’—allowing them to sell gradually over time or once the company hits performance hurdles. To pay many expenses, CEOs typically sell stock or take out loans tied to it.

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The values that companies report for the awards—such as Palantir’s $1.1 billion award—are based on share prices at the time of the grants as well as factors such as the likelihood hurdles will be met, a dynamic that means CEOs often end up receiving pay well above what is initially reported, if they hit the hurdles. If they miss hurdles, or the stock falls, they generally end up receiving less.

Founder mystique

The compensation packages largely reflect Silicon Valley founders’ growing influence and mystique. Despite disasters like WeWork Cos. and Theranos Inc., venture-capital investors have increasingly ceded power to founders, typically through a dual-class share structure that gives them more voting power than other shareholders. Many venture capitalists have described their corporate-board roles as akin to advisers, not enforcers, giving founders greater influence on issues such as pay.

Theranos founder Elizabeth Holmes at federal court on Tuesday.

PHOTO: DAVID PAUL MORRIS/BLOOMBERG NEWS

Most of the largest tech companies rose to prominence under the leadership of founders, so investors and founders say it is worth having a founder with a firm vision at the helm—even if the price is higher than earlier. Many of these executives own smaller stakes in their companies than some of the founders of giant companies of the dot-com era because they took on so much outside funding early on, they say.

The rich packages frustrate some large public-market investors and compensation professionals who see them as part of a Silicon Valley trend in which companies there are reversing years of improving U.S. corporate governance. While shareholders elsewhere have been getting more say on issues such as directors and pay, the largest startups going public are often heavily influenced or controlled by founders who are also very well compensated.

Pay BumpMedian CEO compensation of newly-listed U.S. tech companies has soared recently Source: Proxy filings (compensation); Jay Ritter (public listings); MyLogIQ (S&P 500) Note: Newly-listed company compensation is for corporations with dual-class shares. S&P 500 data is for CEOs currently in the S&P 500.

Newly listed companies S&P 500 companies 2010’15’ 2005101520$25million

Companies generally intend executive compensation to motivate CEOs to align their interests with other shareholders. Because founders typically have such large stakes, huge grants of additional stock aren’t necessary, said Simiso Nzima, head of corporate governance at the California Public Employees’ Retirement System, the nation’s largest public pension fund. “It doesn’t make sense,” he said, “because they already own so much.”

The payouts’ costs are often borne by future public investors with no say in their creation. The companies continue to pay out the stock compensation after an IPO, so a founder gets a growing slice of the company while other shareholders see theirs shrink. “That is dilution of shareholders,” Mr. Nzima said. “These shares are not just coming out of nowhere.”

Pay has jumped sharply for the heads of newly public tech companies with dual-class shares, typically run by founders. Such companies that listed publicly in 2020 paid CEOs a median of $21.9 million in total compensation for the year, up from $3.3 million for those of companies going public in 2019 and compared with a median of $1.9 million for those making a debut from 2010 through 2019, according to a Wall Street Journal analysis of data from securities filings and University of Florida professor Jay Ritter, who studies IPOs.

Many of the CEO pay packages are far in excess of what a company would pay a typical nonfounder CEO, and they show the sway of startup CEOs over their boards, said Robin Ferracone, chief executive of Farient Advisors LLC, a longtime compensation consultant for corporations and boards. “They are just bad practice,” she said of the mega-awards. “It’s a CEO who is taking advantage of his or her power.”

Air-taxi award

Brett Adcock, 35, and Adam Goldstein, 42, founded Archer in 2018 to make a battery-powered, six-propeller aircraft that can fly at up to 150 miles an hour. The energetic entrepreneurs previously founded a hiring-focused software company they sold for over $100 million, and hoped with Archer to help reshape urban transportation with a network of air taxis.

Archer Aviation co-founders Brett Adcock, left, and Adam Goldstein in June.

PHOTO: PATRICK T. FALLON/AGENCE FRANCE-PRESSE/GETTY IMAGES

The two early this year entered into detailed discussions to merge with a special-purpose acquisition company, or SPAC, a publicly traded shell company that can merge with a startup and bring it public.

Days into Archer’s negotiations with the SPAC, Atlas Crest Investment Corp., the two sides began to talk about a deal that involved stock grants and high-vote shares for the founders, securities filings show. Amid a buoyant market for SPACs, Atlas agreed to a compensation package giving them “Founder Grants” of 20 million shares each, with 10 votes a share—designed to leave each holding potentially 18% of the newly public company’s market value, up from about 11%, securities filings show. The shares would vest if Archer hit various milestones.

Best paid U.S. public company CEOs in 2020

Companies in bold listed publicly in 2020

COMPANY NAME	CEO	TOTAL COMPENSATION
Palantir Technologies	Alexander Karp	$1,098,513,297
Doordash	Tony Xu	$413,369,923
Playtika Holding	Robert Antokol	$372,008,176
Opendoor Technologies	Eric Wu	$370,240,992
GoodRx Holdings	Douglas Hirsch/Trevor Bezdek	$267,650,186
DraftKings	Jason Robins	$236,833,375
Paycom Software	Chad R. Richison	$211,131,206
One Medical	Amir Dan Rubin	$199,053,051
RH	Gary G. Friedman	$178,007,868
Nikola	Mark A. Russell	$159,199,375

Note: GoodRx co-CEOs each received the $268 million package. Figures are for total compensation of companies in the Russell 3000 Index.

Source: MyLogIQ

Just as Archer and Atlas completed the merger in September, Archer said it received an early-stage regulatory approval of its aircraft. That unlocked a quarter of the award, a combined $99 million at the SPAC’s closing share price on Sept. 16, the filings show.

A generation ago, tech startups often brought in experienced managers as CEOs as companies matured. In recent decades, companies generally compensated those CEOs in line with their peers in corporate America, typically giving modest cash salaries with most compensation in annual or multiyear stock grants that eventually added up to a few percentage points of the company.

Amazon’s Mr. Bezos took no stock options, an annual cash salary of no more than $82,000 through his tenure as CEO—he stepped down in July—and other compensation totaling less than $2 million. For years, a line in Amazon’s securities filings read: “Due to Mr. Bezos’ substantial ownership in the company Mr. Bezos requested not to receive additional compensation.”

Facebook’s Mr. Zuckerberg takes a $1 salary and no stock grants. His $25 million in reported compensation last year included only company-paid security and company-paid personal travel. Jack Dorsey, co-founder of Twitter Inc. and Square Inc., takes less than $5 a year in salary and no stock grants between both companies.

While other founder-CEOs received stock compensation, the awards tended to be far smaller than the recent crop of founder awards.

Occasional large multiyear awards have gone to nonfounder CEOs like Apple’s Mr. Cook, but they have tended to represent tiny percentages of a company. Mr. Cook’s 2011 award was approximately 0.1% of Apple’s market capitalization at the time.

‘Founder-friendly’

The big-package trend traces to the middle of last decade, when money rushed into Silicon Valley startups. The most in-demand founder-CEOs could essentially choose their investors, helping lead venture-capital firms to compete on being what many in tech called “founder-friendly.” The notion of a nonfounder professional CEO fell out of favor, while venture-capital firms agreed to let founders of hot companies secure full control over their company despite owning a minority financial stake.

Snap Inc. in 2017—unprofitable at the time—awarded co-founder Evan Spiegel compensation valued at $637.8 million, partly as an incentive to list publicly. Tesla Inc. in 2018 gave Elon Musk a compensation package valued at $2.3 billion that gave him more stock if the then-unprofitable company hit targets to increase its market capitalization, revenue and profits. Both companies said in filings that they intended the awards to motivate the CEOs to continue expanding the businesses. Mr. Musk’s award has so far proved significantly more valuable than first reported, helping make him the richest person in the world.

Palantir’s Alex Karp, center, in 2018.

PHOTO: ANDREW TESTA FOR THE WALL STREET JOURNAL

The number of CEOs getting similar large awards has grown since, and the practice snowballed in 2020, as tech stocks soared in the pandemic.

Palantir’s 2020 award for Mr. Karp was one of the most valuable compensation packages of any U.S. public company on record since 2007, according to compensation research firm Equilar.

Mr. Karp, an eccentric cross-country skier with a Ph.D. in German philosophy, controls Palantir with two other co-founders, Peter Thiel and Stephen Cohen, under a structure that allows each of them to sell significant chunks of their stakes while retaining control.

Unlike the Tesla pay package, which is tied to operational and market-value goals, Mr. Karp’s 2020 compensation package isn’t based on the company hitting future performance hurdles. It is largely in stock options that gradually accrue over a decade if he remains CEO of the company, which has never posted a profit. Since Palantir listed its stock last fall, Mr. Karp has sold more than $830 million in its shares, securities filings show. Palantir has said some of the sales are tied to Mr. Karp’s desire to cover the taxes related to some stock options.

Startup boards of directors must approve compensation awards. As money has rushed into the startup sector, founder-CEOs have gained sway over their boards through high-vote shares and a broader deference to CEOs, say some venture capitalists and founders.

The environment has made some directors reluctant to fight about pay just before an IPO, these investors say. After a company lists publicly, new CEO pay packages can invite more scrutiny given public shareholder votes. Many venture capitalists, who often sell their shares months after listing, say they don’t want to get a reputation for clashing with founders.

The competitive market has made for an environment where “everybody’s worried about deal flow,” said Glenn Kelman, CEO of the venture-capital-backed real-estate brokerage Redfin Corp., which went public in 2017. “That means that right from the start there’s a very permissive board.”

One reason mega-awards have become so popular is founders look to each other for comparable deals, venture capitalists and pay consultants say. Typically, boards or founder-CEOs hire a compensation consultant such as Compensia Inc., a commonly used advisory company in Silicon Valley, which gives a board a list of comparable CEO pay packages.

“It starts to catch on like wildfire,” said Ms. Ferracone, the Farient compensation consultant. Once peers win large awards, she said, a founder “hears about it and wants it too.”

Some companies, including GoodRx, have tied CEO stock packages to performance goals that companies quickly met. The Santa Monica, Calif., company, which lets consumers compare prescription-drug prices, before its September 2020 listing gave co-CEOs Doug Hirsch and Trevor Bezdek each 8.2 million shares in restricted stock that would fully accrue only once the company’s stock passed $51 a share.

That payday came quickly for Mr. Hirsch, an early employee at Yahoo and a former Facebook executive., and Mr. Bezdek, who previously founded an IT consulting firm: GoodRx reached the target by October and the stock vested, becoming fully owned by the founders.

Bird founder and CEO Travis VanderZanden in 2019.

PHOTO: ERIC PIERMONT/AGENCE FRANCE-PRESSE/GETTY IMAGES

The recent frenzy for SPACs has enabled a new spurt of such compensation deals, including at Bird, an unprofitable scooter-rental company that announced a merger with a SPAC this spring. As part of the merger, Bird said it gave Mr. VanderZanden, the founder, the compensation package that gives him as much as an extra 7.5% of the company, should he remain as CEO for four years and hit various growth targets.

Mr. VanderZanden currently stands to own more than 11% of the company once it completes its SPAC merger. He sold tens of millions of dollars of stock in earlier funding rounds. His shares carry 20 times the voting power of a standard share, effectively giving him control over the company, which is valued at $2.3 billion.

The Bird spokeswoman said Mr. VanderZanden is keeping his annual cash salary to about $1,000. “Boards and CEOs should increasingly align their incentives with shareholders,” she said. “This includes lower CEO salaries.”

—Theo Francis contributed to this article.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Bird Global, Inc. (“Bird Global”) filed a registration statement on Form S-4 (File No. 333-256187) (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a prospectus of Bird Global and a definitive proxy statement of Switchback II Corporation (“Switchback II”). The Registration Statement has been declared effective by the SEC and the definitive proxy statement/prospectus is being mailed to Switchback II shareholders. Additionally, Switchback II and Bird Global filed and will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Switchback II are urged to read the proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the proposed business combination because they contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Switchback II and its directors and officers may be deemed participants in the solicitation of proxies of Switchback II’s shareholders in connection with the proposed business combination. Bird Rides, Inc. (“Bird”) and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Switchback II’s executive officers and directors in the solicitation by reading Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination. Information concerning the interests of Switchback II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination.

Forward-Looking Statements

The information in this communication includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this communication, regarding Switchback II’s proposed business combination with Bird, Switchback II’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Switchback II and Bird disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Switchback II and Bird caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Switchback II or Bird. In addition, Switchback II and Bird caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Switchback II or Bird following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Switchback II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Switchback II’s or Bird’s current plans and operations as a result of the announcement of the transactions; (v) Bird’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Bird to grow and manage growth profitably following the business combination;

(vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Bird may be adversely affected by other economic, business and/or competitive factors. Should one or more of the risks or uncertainties described in this communication occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Switchback II’s periodic filings with the SEC, including Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and any subsequently filed Quarterly Reports on Form 10-Q, and in the definitive proxy statement/prospectus filed by Bird Global. Switchback II’s and Bird Global’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.